May 18, 2012

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3720

Attention:	Kathleen Collins, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Keynote Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011 - Filed December 13, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012 - Filed May 4, 2012
File No. 000-27241

Ladies and Gentlemen:

We are writing in response to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on May 14, 2012. Keynote Systems, Inc. (the “Company”) is providing responses to the comment as set forth below. For the Staff’s convenience, the Company has reproduced the comment below.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Unaudited Condensed Consolidated Financial Statements

Note 16. Commitments and Contingencies

Legal Proceedings, page 22

1.  We note your response to prior comment 2 where you state the company believes that your current disclosures are responsive to our comments. However, your current discussion of the October 2007 litigation and your proposed revised disclosures with regards to other litigation matters arising in the ordinary course of business address only  losses that are probable and reasonably estimable and it remains unclear whether there are any reasonably possible additional losses that you should be discussing. To the extent there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred, in your next periodic filing, please revise to disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts). Please refer to ASC 450-20-50.

United States Securities and Exchange Commission

May18, 2012

The Company advises the Staff it does not believe there is a reasonable possibility of additional loss with respect to the October 2007 litigation or the other ordinary course litigation matters.  In the event that in the future the Company determines there is at least a reasonable possibility that a loss exceeding amounts already recognized (or not recognized) may have been incurred, the Company will include disclosure of an estimate of the additional loss or range of loss or state that an estimate cannot be made or that such estimate is immaterial. If the Company does not believe there is a reasonable possibility of additional loss, we will disclose such in future filings.

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Keynote Systems, Inc.

		By:	/s/ Curtis H. Smith
Curtis H. Smith
Chief Financial Officer

cc:	Umang Gupta
David F. Peterson
Matthew Quilter, Esq.
Jeffrey Vetter, Esq.
Brian Baer